Exhibit 2

First Quarter Results 2026

” Gran Acuario Mazatlán Mar de Cortés”, Mazatlán, Mexico

Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange (CPO) Ticker: CEMEX.CPO Ratio of CEMEXCPO to CX = 10:1	Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4327 E-Mail: ir@cemex.com

Operating and financial highlights

		January - March				First Quarter
	2026	2025	% var		l-t-l % var	2026	2025	% var	l-t-l % var
Consolidated volumes
Domestic gray cement	10,181	10,099	1%			10,181	10,099	1%
Ready-mix	10,098	10,389	(3%)			10,098	10,389	(3%)
Aggregates	30,173	30,046	0%			30,173	30,046	0%

Sales	4,019	3,614	11%		3%	4,019	3,614	11%	3%
Gross profit	1,320	1,124	17%		7%	1,320	1,124	17%	7%
as % of Sales	32.8%	31.1%	1.7	pp		32.8%	31.1%	1.7pp
Operating earnings before other income and expenses, net	453	290	56%		40%	453	290	56%	40%
as % of Sales	11.3%	8.0%	3.3pp			11.3%	8.0%	3.3pp
SG&A expenses as % of Sales	9.4%	10.5%	(1.1pp	)		9.4%	10.5%	(1.1pp )
Controlling interest net income (loss)	228	734	(69%)			228	734	(69%)
Operating EBITDA	794	595	34%		23%	794	595	34%	23%
as % of Sales	19.8%	16.5%	3.3pp			19.8%	16.5%	3.3pp

Free cash Flow from Operations	29	(270)	N/A			29	(270)	N/A

Total debt	6,236	6,763	(8%)			6,236	6,763	(8%)
Earnings (loss) of continuing operations per ADS	0.17	0.51	(67%)			0.17	0.51	(67%)
Fully diluted earnings (loss) of continuing operations per ADS	0.16	0.50	(67%)			0.16	0.50	(67%)
Average ADSs outstanding (1)	1,463	1,471	(1%)			1,463	1,471	(1%)
Employees	38,892	43,295	(10%)			38,892	43,295	(10%)

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. The calculation of Average ADSs outstanding also includes the restricted ADSs allocated to eligible employees as variable compensation.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Consolidated Net Sales reached US$4.0 billion in 1Q26, a 3% increase from 1Q25 on a like-to-like basis, supported by positive performance in Mexico.

Cost of sales, as a percentage of Net Sales, decreased by 1.7pp to 67.2% in 1Q26 compared with the same period last year, driven by continued savings from Project Cutting Edge.

Operating expenses, as a percentage of Net Sales, decreased 1.5pp in 1Q26 to 21.6%, mainly benefiting from overhead savings under Project Cutting Edge.

Operating EBITDA reached US$794 million in 1Q26, increasing 23% on a like-to-like basis, reflecting cost efficiencies along with higher prices, volumes improvement and better operational performance, particularly in Mexico, EMEA and SCAC.

Operating EBITDA margin in 1Q26 increased 3.3pp to 19.8% year-on-year. Expansion is largely explained by cost improvements along with higher prices. Mexico, EMEA and SCAC regions reported improved margins during 1Q26, and US margin remained flat. Importantly, a large part of this margin gain is structural and sustainable, driven by improved operating efficiency and a leaner cost base. These efforts were complemented by disciplined pricing and the benefit of operating leverage in some markets.

Controlling interest net income of US$228 million in 1Q26 versus an income of US$734 million in 1Q25, which included a gain on the sale of our Dominican Republic operations. Adjusting for this one-off effect, 1Q26 net income would have almost doubled, year-on-year.

2026 First Quarter Results	Page 2

Operating results

Mexico

	January - March				First Quarter
	2026	2025	% var	l-t-l % var	2026	2025	% var	l-t-l % var
Sales	1,255	981	28%	9%	1,255	981	28%	9%
Operating EBITDA	453	308	47%	24%	453	308	47%	24%
Operating EBITDA margin	36.1%	31.4%	4.7pp		36.1%	31.4%	4.7pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	6%	6%	(6%)	(6%)	6%	6%
Price (USD)	24%	24%	21%	21%	21%	21%
Price (local currency)	6%	6%	3%	3%	3%	3%

Mexico delivered strong results, supported by continued cement volume recovery, alongside contributions from cost efficiency initiatives, pricing, and operating leverage. Operating EBITDA rose 24% on a like-to-like basis while Operating EBITDA margin expanded by 4.7pp in the quarter. Performance also benefited from lower maintenance activity, which we expect will normalize throughout the rest of the year.

For the first time in 6 quarters, year-over-year cement volumes inflected positively as the government accelerated the rollout of their social programs.

On a sequential basis, cement prices increased mid-single digits. As in other markets, we will look to adapt our pricing strategy to offset cost inflation.

Public spending on social programs such as the Rural Road projects and the government housing program drove demand in the quarter. Recovery in infrastructure has been slow but is beginning to gain momentum.

United States

	January - March				First Quarter
	2026	2025	% var	l-t-l % var	2026	2025	% var	l-t-l % var
Sales	1,196	1,190	0%	0%	1,196	1,190	0%	0%
Operating EBITDA	190	190	0%	0%	190	190	0%	0%
Operating EBITDA margin	15.9%	15.9%	0.0pp		15.9%	15.9%	0.0pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(1%)	(1%)	2%	2%	9%	9%
Price (USD)	(3%)	(3%)	(3%)	(3%)	2%	2%
Price (local currency)	(3%)	(3%)	(3%)	(3%)	2%	2%

The United States delivered resilient results in a challenging operating environment, supported by Project Cutting Edge, higher cement production, and continued growth in our aggregates business. The contribution from higher ready-mix and aggregates volumes was offset by pricing and higher freight costs, resulting in stable EBITDA and margins.

Ready-mix volumes grew 2%, marking the first year-over-year increase since mid-2022. Aggregates volumes increased 9% reflecting the consolidation of Couch Aggregates and other investments that have recently come online.

Adjusting for the weather effect in the quarter, we believe there was a slight improvement in underlying market demand.

Demand conditions continue to reflect strength in infrastructure with some bright spots in the industrial sector offset by continued softness in residential.

2026 First Quarter Results	Page 3

Operating results

Europe, Middle East, and Africa

	January - March				First Quarter
	2026	2025	% var	l-t-l % var	2026	2025	% var	l-t-l % var
Sales	1,162	1,070	9%	(1%)	1,162	1,070	9%	(1%)
Operating EBITDA	152	117	30%	20%	152	117	30%	20%
Operating EBITDA margin	13.0%	10.9%	2.1pp		13.0%	10.9%	2.1pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	(4%)	(4%)	(7%)	(7%)
Price (USD)	11%	11%	14%	14%	14%	14%
Price (local currency) (*)	3%	3%	3%	3%	4%	4%

The EMEA region delivered a solid first quarter, driven primarily by our new leaner cost structure and pricing, with EBITDA expanding 20% on a like-to-like basis, with both Europe and the Middle East and Africa expanding at double-digit rates. EBITDA margin increased 2.1pp, reflecting recurring cost savings and higher prices, with some temporary benefit from lower maintenance activity.

In Europe, demand was impacted by adverse winter weather and precipitation early in the quarter. With weather conditions largely normalizing in March, cement volumes grew 14% year-over-year, while ready-mix and aggregates volumes increased low single-digit rates.

Cement and ready-mix prices in EMEA increased by low single digits on a sequential basis. Cement prices in Europe increased by 4% sequentially, supported by the implementation of the Carbon Border Adjustment Mechanism and the tightening of free CO2 allowances under the EU ETS system. We have introduced additional price increases and fuel surcharges in several markets to offset energy inflation.

The Middle East and Africa outperformed our internal prewar expectations, with EBITDA growth of 27%, driven by Project Cutting Edge and improved pricing. Despite heightened geopolitical tensions, the impact of the Iran conflict during the quarter was limited. Average daily sales declined significantly at the outset of the war but have largely recovered as of early April.

While we remain cautious about the outlook given the war, we are pleased with the resilience of our operations in the region to date.

(*)	Calculated on a volume-weighted-average basis at constant foreign exchange rates.

2026 First Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - March				First Quarter
	2026	2025	% var	l-t-l % var	2026	2025	% var	l-t-l % var
Sales	296	281	5%	(1%)	296	281	5%	(1%)
Operating EBITDA	66	55	20%	14%	66	55	20%	14%
Operating EBITDA margin	22.4%	19.7%	2.7pp		22.4%	19.7%	2.7pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	2%	2%	(10%)	(10%)	(27%)	(27%)
Price (USD)	5%	5%	12%	12%	9%	9%
Price (local currency) (*)	1%	1%	(0%)	(0%)	(2%)	(2%)

The South, Central America and the Caribbean region delivered double-digit EBITDA growth and a margin expansion of 2.7pp, driven by improved cement volumes and the continued benefits of our transformation. Performance was also bolstered by the debottlenecking project completed last year in Jamaica, allowing us to fully supply the local market with domestic production.

Cement demand was supported by growth in the informal construction in Colombia, as well as reconstruction efforts following Hurricane Melissa and tourism-related projects in Jamaica.

Cement prices increased by 5% sequentially.

We remain optimistic about the medium-term outlook for the region, where improved consumer sentiment and informal construction are expected to drive demand.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2026 First Quarter Results	Page 5

Operating results

Operating EBITDA and Free Cash Flow from Operations

	January - March			First Quarter
	2026	2025	% var	2026	2025	% var
Operating earnings before other expenses, net	453	290	56%	453	290	56%
Depreciation and amortization of assets	342	305		342	305
Operating EBITDA	794	595	34%	794	595	34%
Net Interest Paid	(90)	(107)		(90)	(107)
Maintenance capital expenditures & lease payments (1)	(144)	(173)		(144)	(173)
Change in working capital	(453)	(484)		(453)	(484)
Net Taxes Paid	(65)	(59)		(65)	(59)
Other cash expenditures	(31)	(74)		(31)	(74)
Proceeds from sales of fixed assets	18	35		18	35
Free cash flows from discontinued operations	—	(4)		—	(4)

Free cash Flow from Operations	29	(270)	N/A	29	(270)	N/A

In millions of U.S. dollars, except percentages.

(1)	Including lease payments of US$67 million in 1Q26 and US$71 million in 1Q25.

Net debt 4Q25	4,958

Free Cash Flow from Operations (effect on Net Debt)	(29)

Growth capital expenditures	49
Acquisitions and divestments	199
Investments in intangible assets	37
Coupons on subordinated notes	62
Dividends	32
Share buybacks	100
Others, net (1)	142

Net debt variation	592

Net debt 1Q26	5,549

In millions of U.S. dollars.

(1)	Others, net is largely explained by the change in outstanding balance under securitization programs, activities related to our stock compensation plan, and contributions to pension plans.

Information on debt

	First Quarter			Fourth Quarter		First Quarter
	2026	2025	% var	2025		2026	2025
Total debt (1)	6,236	6,763	(8%)	6,780	Currency denomination (3)
Short-term	10%	13%		21%	U.S. dollar	79%	70%
Long-term	90%	87%		79%	Euro	15%	20%
Cash and cash equivalents	687	1,179	(42%)	1,822	Mexican peso	2%	6%

Net debt	5,549	5,584	(1%)	4,958	Other	3%	4%

					Interest rate (3)

Leverage ratio (2)	2.30	2.57		2.26	Fixed	77%	67%

					Variable	23%	33%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated based on Net debt plus subordinated notes.
(3)	Includes the effect of our interest rate and cross-currency derivatives, as applicable.

2026 First Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter
STATEMENT OF OPERATIONS	2026	2025	% var	like-to-like % var	2026	2025	% var	like-to-like % var
Sales	4,019,094	3,614,218	11%	3%	4,019,094	3,614,218	11%	3%
Cost of sales	(2,698,882)	(2,490,226)	(8%)		(2,698,882)	(2,490,226)	(8%)

Gross profit	1,320,212	1,123,993	17%	7%	1,320,212	1,123,993	17%	7%
Operating expenses	(867,524)	(833,761)	(4%)		(867,524)	(833,761)	(4%)

Operating earnings before other income and expenses, net	452,689	290,232	56%	40%	452,689	290,232	56%	40%
Other expenses, net	(43,048)	(44,355)	3%		(43,048)	(44,355)	3%

Operating earnings	409,641	245,877	67%		409,641	245,877	67%
Financial expense	(102,751)	(115,039)	11%		(102,751)	(115,039)	11%
Other financial income (expense), net	11,850	39,596	(70%)		11,850	39,596	(70%)
Financial income	14,831	10,726	38%		14,831	10,726	38%
Results from financial instruments, net	13,463	(16,072)	N/A		13,463	(16,072)	N/A
Foreign exchange results	8,250	66,595	(88%)		8,250	66,595	(88%)
Effects of net present value on assets and liabilities and others, net	(24,693)	(21,652)	(14%)		(24,693)	(21,652)	(14%)
Equity in gain (loss) of associates	6,588	5,417	22%		6,588	5,417	22%

Income (loss) before income tax	325,329	175,851	85%		325,329	175,851	85%
Income tax	(93,929)	(51,762)	(81%)		(93,929)	(51,762)	(81%)

Profit (loss) of continuing operations	231,400	124,089	86%		231,400	124,089	86%
Discontinued operations	2,704	617,608	(100%)		2,704	617,608	(100%)

Consolidated net income (loss)	234,104	741,698	(68%)		234,104	741,698	(68%)
Non-controlling interest net income (loss)	6,447	7,739	(17%)		6,447	7,739	(17%)

Controlling interest net income (loss)	227,656	733,959	(69%)		227,656	733,959	(69%)

Operating EBITDA	794,280	594,949	34%	23%	794,280	594,949	34%	23%
Earnings (loss) of continued operations per ADS	0.17	0.51	(67%)		0.17	0.51	(67%)

	As of March 31
STATEMENT OF FINANCIAL POSITION	2026	2025	% var
Total assets	28,100,128	27,974,866	0%
Cash and cash equivalents	686,971	1,179,154	(42%)
Trade receivables less allowance for doubtful accounts	1,948,965	1,780,870	9%
Other accounts receivable	945,506	717,218	32%
Inventories, net	1,510,371	1,556,192	(3%)
Assets held for sale	435,758	33,259	1210%
Other current assets	114,160	133,629	(15%)
Current assets	5,641,731	5,400,323	4%
Property, machinery and equipment, net	11,927,372	11,420,036	4%
Other assets	10,531,025	11,154,507	(6%)

Total liabilities	14,657,082	14,743,472	(1%)
Current liabilities	6,519,210	6,365,905	2%
Long-term liabilities	4,757,769	4,955,490	(4%)
Other liabilities	3,380,103	3,422,077	(1%)

Total stockholder’s equity	13,443,046	13,231,394	2%
Common stock and additional paid-in capital	7,699,108	7,699,108	0%
Other equity reserves	(2,660,878)	(2,599,656)	(2%)
Subordinated notes	1,974,000	1,985,040	(1%)
Retained earnings	6,124,691	5,850,711	5%
Non-controlling interest	306,124	296,190	3%

2026 First Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter
				like-to-like				like-to-like
Sales	2026	2025	% var	% var	2026	2025	% var	% var
Mexico	1,255,449	981,282	28%	9%	1,255,449	981,282	28%	9%
U.S.A.	1,195,941	1,190,296	0%	0%	1,195,941	1,190,296	0%	0%
Europe, Middle East and Africa	1,162,168	1,069,542	9%	(1%)	1,162,168	1,069,542	9%	(1%)
Europe	813,573	781,686	4%	(5%)	813,573	781,686	4%	(5%)
Middle East and Africa	348,595	287,856	21%	9%	348,595	287,856	21%	9%
South, Central America and the Caribbean	295,621	280,690	5%	(1%)	295,621	280,690	5%	(1%)
Others and intercompany eliminations	109,916	92,408	19%	23%	109,916	92,408	19%	23%

TOTAL	4,019,094	3,614,218	11%	3%	4,019,094	3,614,218	11%	3%

GROSS PROFIT
Mexico	663,144	482,330	37%	17%	663,144	482,330	37%	17%
U.S.A.	293,165	300,856	(3%)	(3%)	293,165	300,856	(3%)	(3%)
Europe, Middle East and Africa	266,937	238,481	12%	3%	266,937	238,481	12%	3%
Europe	192,359	174,822	10%	2%	192,359	174,822	10%	2%
Middle East and Africa	74,579	63,659	17%	9%	74,579	63,659	17%	9%
South, Central America and the Caribbean	92,769	91,569	1%	(4%)	92,769	91,569	1%	(4%)
Others and intercompany eliminations	4,197	10,756	(61%)	(61%)	4,197	10,756	(61%)	(61%)

TOTAL	1,320,212	1,123,993	17%	7%	1,320,212	1,123,993	17%	7%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	396,715	259,125	53%	29%	396,715	259,125	53%	29%
U.S.A.	56,301	63,059	(11%)	(11%)	56,301	63,059	(11%)	(11%)
Europe, Middle East and Africa	67,059	41,843	60%	53%	67,059	41,843	60%	53%
Europe	25,394	7,459	240%	226%	25,394	7,459	240%	226%
Middle East and Africa	41,665	34,383	21%	16%	41,665	34,383	21%	16%
South, Central America and the Caribbean	44,348	40,145	10%	5%	44,348	40,145	10%	5%
Others and intercompany eliminations	-111,735	-113,939	2%	20%	-111,735	-113,939	2%	20%

TOTAL	452,689	290,232	56%	40%	452,689	290,232	56%	40%

2026 First Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - March				First Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2026	2025	% var	% var	2026	2025	% var	% var
Mexico	453,230	308,234	47%	24%	453,230	308,234	47%	24%
U.S.A.	189,917	189,745	0%	0%	189,917	189,745	0%	0%
Europe, Middle East and Africa	151,662	116,866	30%	20%	151,662	116,866	30%	20%
Europe	90,523	68,685	32%	22%	90,523	68,685	32%	22%
Middle East and Africa	61,139	48,181	27%	18%	61,139	48,181	27%	18%
South, Central America and the Caribbean	66,349	55,181	20%	14%	66,349	55,181	20%	14%
Others and intercompany eliminations	(66,878)	(75,077)	11%	38%	(66,878)	(75,077)	11%	38%

TOTAL	794,280	594,949	34%	23%	794,280	594,949	34%	23%

OPERATING EBITDA MARGIN
Mexico	36.1%	31.4%	4.7pp		36.1%	31.4%	4.7pp
U.S.A.	15.9%	15.9%	0.0pp		15.9%	15.9%	0.0pp
Europe, Middle East and Africa	13.0%	10.9%	2.1pp		13.0%	10.9%	2.1pp
Europe	11.1%	8.8%	2.3pp		11.1%	8.8%	2.3pp
Middle East and Africa	17.5%	16.7%	0.8pp		17.5%	16.7%	0.8pp
South, Central America and the Caribbean	22.4%	19.7%	2.7pp		22.4%	19.7%	2.7pp

TOTAL	19.8%	16.5%	3.3pp		19.8%	16.5%	3.3pp

2026 First Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter
	2026	2025	% var	2026	2025	% var
Consolidated cement volume (1)	12,049	12,166	(1%)	12,049	12,166	(1%)
Consolidated ready-mix volume	10,098	10,389	(3%)	10,098	10,389	(3%)
Consolidated aggregates volume (2)	30,173	30,046	0%	30,173	30,046	0%

Per-country volume summary

	January - March	First Quarter	First Quarter 2026
DOMESTIC GRAY CEMENT VOLUME	2026 vs. 2025	2026 vs. 2025	vs. Fourth Quarter 2025
Mexico	6%	6%	(3%)
U.S.A.	(1%)	(1%)	0%
Europe, Middle East and Africa	(4%)	(4%)	(16%)
Europe	(7%)	(7%)	(22%)
Middle East and Africa	3%	3%	(5%)
South, Central America and the Caribbean	2%	2%	1%

READY-MIX VOLUME
Mexico	(6%)	(6%)	(3%)
U.S.A.	2%	2%	3%
Europe, Middle East and Africa	(4%)	(4%)	(13%)
Europe	(9%)	(9%)	(18%)
Middle East and Africa	3%	3%	(8%)
South, Central America and the Caribbean	(10%)	(10%)	(6%)

AGGREGATES VOLUME
Mexico	6%	6%	(6%)
U.S.A.	9%	9%	(9%)
Europe, Middle East and Africa	(7%)	(7%)	(15%)
Europe	(7%)	(7%)	(19%)
Middle East and Africa	(5%)	(5%)	(3%)
South, Central America and the Caribbean	(27%)	(27%)	(8%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2026 First Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - March	First Quarter	First Quarter 2026 vs.
DOMESTIC GRAY CEMENT PRICE	2026 vs. 2025	2026 vs. 2025	Fourth Quarter 2025
Mexico	24%	24%	10%
U.S.A.	(3%)	(3%)	(1%)
Europe, Middle East and Africa (*)	11%	11%	0%
Europe (*)	10%	10%	5%
Middle East and Africa (*)	25%	25%	(1%)
South, Central America and the Caribbean (*)	5%	5%	6%

READY-MIX PRICE
Mexico	21%	21%	4%
U.S.A.	(3%)	(3%)	(1%)
Europe, Middle East and Africa (*)	14%	14%	5%
Europe (*)	13%	13%	4%
Middle East and Africa (*)	19%	19%	7%
South, Central America and the Caribbean (*)	12%	12%	4%

AGGREGATES PRICE
Mexico	21%	21%	2%
U.S.A.	2%	2%	5%
Europe, Middle East and Africa (*)	14%	14%	8%
Europe (*)	12%	12%	7%
Middle East and Africa (*)	24%	24%	10%
South, Central America and the Caribbean (*)	9%	9%	(11%)

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2026 First Quarter Results	Page 11

Operating results

Variation in Local Currency

	January -March	First Quarter	First Quarter 2026 vs.
DOMESTIC GRAY CEMENT PRICE	2026 vs. 2025	2026 vs. 2025	Fourth Quarter 2025
Mexico	6%	6%	5%
U.S.A.	(3%)	(3%)	(1%)
Europe, Middle East and Africa (*)	3%	3%	1%
Europe (*)	1%	1%	4%
Middle East and Africa (*)	23%	23%	2%
South, Central America and the Caribbean (*)	1%	1%	5%

READY-MIX PRICE
Mexico	3%	3%	(0%)
U.S.A.	(3%)	(3%)	(1%)
Europe, Middle East and Africa (*)	3%	3%	3%
Europe (*)	2%	2%	4%
Middle East and Africa (*)	6%	6%	4%
South, Central America and the Caribbean (*)	(0%)	(0%)	2%

AGGREGATES PRICE
Mexico	3%	3%	(2%)
U.S.A.	2%	2%	5%
Europe, Middle East and Africa (*)	4%	4%	6%
Europe (*)	3%	3%	7%
Middle East and Africa (*)	7%	7%	7%
South, Central America and the Caribbean (*)	(2%)	(2%)	(13%)

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2026 First Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January – March			First Quarter
In thousands of US dollars	2026	2025	% var	2026	2025	% var
General and administrative expenses	289,303	293,579	-1%	289,303	293,579	-1%
Selling expenses	87,425	87,490	0%	87,425	87,490	0%
Distribution and logistics expenses	422,559	394,652	7%	422,559	394,652	7%

Operating expenses before depreciation	799,288	775,721	3%	799,288	775,721	3%
Depreciation in operating expenses	68,236	58,039	18%	68,236	58,039	18%

Operating expenses	867,524	833,761	4%	867,524	833,761	4%

As % of Net Sales
General and administrative expenses	7.2%	8.1%		7.2%	8.1%
SG&A expenses	9.4%	10.5%		9.4%	10.5%

Equity-related information

As of December 31, 2025, the number of outstanding CPO-equivalents was 14,508,328,248. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2025. For the three-month period ended March 31, 2026, 78,803,711 CPOs were repurchased by Cemex under its share repurchase program approved at Cemex, S.A.B. de C.V.’s ordinary annual shareholders meeting held on March 25, 2025.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2025, were 20,541,277. Starting 2024, employees receive restricted ADRs instead of restricted CPOs. Restricted ADRs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter
	2026		2025		2025
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,318	(59)	1,384	61	1,276	(74)
Interest rate swaps (2)	2,332	(8)	1,520	(79)	1,903	(20)
Fuel derivatives (3)	183	64	312	6	248	4

	3,833	(3)	3,216	(12)	3,427	(90)

1)	The exchange rate derivatives are used to manage currency exposures arising from net investments in foreign operations.
2)

As of March 31, 2026, these instruments are related to bank loans, including interest rate swap derivatives with a notional amount of US$1,105 million, and interest rate and exchange rate swap derivatives with a notional amount of US$1,227 million.

3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to mitigate the exposure related to the implicit cost of fuel in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for-hedging purposes. In cash-flow hedging cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of disposal of the net investment. As of March 31, 2026, in connection with the derivatives portfolio’s fair market value, Cemex recognized changes in fair market value resulting in a financial liability of US$3 million.

2026 First Quarter Results	Page 13

Other Information

Discontinued operations

On October 6, 2025, Cemex concluded the sale of substantially all its operations and the majority of its assets in Panama to Grupo Estrella, primarily comprising one cement plant and related cement assets, ready-mix concrete, and aggregates, for a total consideration of US$200 million. Cemex retained its admixtures business in Panama. The sale resulted in a loss on disposal of US$63 million and a goodwill write off of US$24 million. For the three-month period ended March 31, 2025, Cemex’s operations in Panama are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On January 30, 2025, Cemex completed the sale of its operations in the Dominican Republic to Cementos Progreso Holdings, S.L., and its strategic partners for a total consideration of US$928 million, after adjustments for final cash, debt, and working capital balances. The divested assets consisted of one cement plant in the Dominican Republic with two integrated production lines, along with related cement, ready-mix concrete, aggregates, and marine terminal assets. For the three-month period ended March 31, 2025, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations,” including a gain on sale of US$551 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill write off of US$13 million.

The table below summarizes the income statements for the three-month period ended March 31, 2025. It includes Cemex’s discontinued operations related to Panama and the Dominican Republic:

INCOME STATEMENTS	Jan-Mar		First Quarter
(Millions of U.S. dollars)	2026	2025	2026	2025
Sales	0	61	0	61
Cost of sales, operating expenses, other expenses, and gain on sale, net	3	561	3	561
Interest expense, net, and others	0	-2	0	-2

Income (loss) before income tax	3	620	3	620
Income tax	0	-2	0	-2

Net result from discontinued operations	3	618	3	618

Recently Announced Transactions

On March 12th, 2026, we announced that we entered into an agreement to divest several assets in Colombia, including cement operations and a portfolio of ready-mix concrete, aggregates, mortars, and admixtures, for total proceeds of approximately US$485 million. This transaction is expected to close by year-end. We will continue to consolidate these operations in our P&L until the transaction closes. In addition, we have reclassified these assets and liabilities as current and presented them separately on the balance sheet as “held for sale.”

We are currently in discussions to divest related non-operational assets in Colombia for around US$70 million.

On February 26th, 2026, we announced the acquisition of Omega, the leading stucco producer in the western US. This acquisition was completed on March 31st, 2026, and we began consolidating its operations on April 1st, 2026.

2026 First Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Colombia, Puerto Rico, Nicaragua, Jamaica, Trinidad and Tobago, Guyana, Barbados, Peru and Bahamas.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow from operations Cemex defines it as Operating EBITDA minus net interest paid, maintenance capital expenditures, maintenance lease payments, fixed asset sales, change in working capital, net taxes paid, and other cash expenditures.

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all reference to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Growth capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Investment in intangible assets equals investments and expenses incurred in the development of internal-use software, industrial property, and trademarks, and aggregates mining rights.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter
	2026	2025	2026	2025	2026	2025
	Average	Average	Average	Average	End of period	End of period
Mexican peso	17.55	20.58	17.55	20.58	17.94	20.48
Euro	0.8517	0.9495	0.8517	0.9495	0.8653	0.9245
British pound	0.7429	0.7910	0.7429	0.7910	0.7560	0.7740

Amounts provided in units of local currency per U.S. dollar.

2026 First Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “we,” “us,” “our,” or similar expressions refer to Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX; BMV: CEMEX.CPO) and its consolidated entities. The information disclosed in this report and the current or future events referenced therein may contain forward-looking statements within the meaning of applicable securities laws and regulations, including but not limited to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of applicable securities laws and regulations in all jurisdictions where such provisions exist, including but not limited to the US Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to our plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed”, or other forward-looking words. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results, performance and/or achievements may vary, including materially, from historical results, performance and/or achievements or those anticipated by forward-looking statements due to various factors. Unless otherwise indicated, these forward-looking statements reflect our current expectations and projections about the future based on certain assumptions and on our knowledge of facts and circumstances as of the date such forward-looking statements are made. These forward-looking statements necessarily involve risks, uncertainties, assumptions and other important factors that could cause results and any estimate, projection and/or guidance presented in this report to differ materially from historical results, performance and/or achievements or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any estimate, projection and/or guidance presented in this report to differ or fail to materialize, or that otherwise could have an impact on us, include those discussed in our most recent annual report and those detailed from time to time in our other filings with the U.S. Securities and the Exchange Commission (“SEC”), Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, the “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, the “BMV”), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including government shutdowns, new governments or regimes and decisions implemented by such new governments or regimes, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence and the liquidity of the financial and capital markets in Mexico, the United States of America, the European Union (“EU”), the United Kingdom or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans; changes in spending levels for residential and commercial construction and general infrastructure projects; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, goods and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential supplies; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations; the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, import and export controls, construction, human rights and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations; the effects of currency fluctuations on our results of operations and financial condition; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims; our ability to protect our reputation and intellectual property; our ability to consummate asset sales or consummate asset sales in terms favorable to us, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States of America to key markets in which we operate, in particular, Mexico, China and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain; availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers for transport, loading and unloading of our materials or that are otherwise a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities, and how any measures implemented by governments to detect and prevent money laundering, terrorism financing and corruption, and other illegal activities, affect our customers, suppliers and countries in which we do business in general; defaults, losses or disruptions in agreements, financial transactions or operations resulting from sanctions or restrictions imposed on any financial institution, including but not limited to banks, common representatives, trustees, payment processors, paying agents or other financial intermediaries, or any related parties; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as global, regional or national instability, hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, the ongoing war among Israel, the United States and Iran, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and

2026 First Quarter Results	Page 16

Disclaimer

consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as, for example, COVID-19); and our ability to implement our climate action program in effect at any given time, if any, including our current “Future in Action” climate action and nature program, and to achieve our sustainability goals and objectives in effect at any given time, if any, including under our current “Future in Action” climate action and nature program. Many factors could cause our expectations, expected results, and/or projections expressed in this report and in the events referenced herein not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and also rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance and/or achievements may vary materially from historical results, performance, and/or achievements and/or results; performance and/or achievements expressly or implicitly anticipated by the forward-looking statements; or otherwise could have an impact on us. Forward-looking statements should not be considered guarantees of future performance, and past results or developments are not indicative of results or developments in subsequent periods. Actual results, performance and/or achievements of our operations and the development of market conditions in which we operate, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained in this report, and events referenced therein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information disclosed in this report are made and stated as of the dates specified in such referenced report and are subject to change without notice; and, except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct the information contained in this report, or revise any forward-looking statements in such referenced report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the CNBV and the BMV. Market data used in this report and events referenced herein not attributed to a specific source are our estimates and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments; accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are our internal records. This report includes certain non-International Financing Reporting Standards (“IFRS”) financial measures that differ from financial information presented by us in accordance with IFRS in our financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” or “EBITDA” (operating earnings before other expenses, net plus depreciation and amortization), “Operating EBITDA Margin” or “EBITDA Margin” (Operating EBITDA for the period divided by revenues reported for the same period), “Operating EBIT” or “EBIT” (operating earnings before other expenses, net), and “Free Cash Flow from Operations” (Operating EBITDA minus net interest paid, maintenance capital expenditures, maintenance lease payments, fixed asset sales, change in working capital, net taxes paid, and other cash expenditures). The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. We believe there is no close IFRS financial measure to compare to Operating EBITDA Margin. The closest IFRS financial measure to Operating EBIT is “Operating earnings before other expenses, net”. We believe there is no close IFRS financial measure to compare to Free Cash Flow from Operations. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA, Operating EBITDA Margin, Operating EBIT and Free Cash Flow from Operations are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, our management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. The financial measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates and Urbanization Solutions. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. We act in strict compliance with antitrust laws and as such, among other measures, maintain an independent pricing policy that has been independently developed and its core element is to price our products and services based upon their quality and characteristics as well as their value to our customers. We do not accept any communications or agreements of any type with competitors regarding the determination of our prices for our products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to our prices for our products. The information, statements, and opinions contained in this report are for informational purposes only and do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. You should not construe any such information or other material as legal, tax, investment, financial, or other advice. We are not responsible for any third-party information referenced in this report. Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies. This report includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified. The preparation of certain information on ESG and sustainability matters contained in this report requires the application of a number of key judgments, assumptions, and estimates. The reported measures reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. The disclosure of information on sustainability-related matters is not yet subject to the same recognized or accepted reporting or accounting principles and rules as traditional financial information. Consequently, there are no commonly accepted reporting practices for us to follow, and ESG metrics among organizations in our industry may not be comparable. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis. Additionally, the information disclosed in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus

2026 First Quarter Results	Page 17

Disclaimer

i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities, products, assets or projects and/or reporting of those activities, products, assets or projects will meet any present or future expectations or requirements for describing or classifying such activities, products, assets or projects as ‘green,’ ‘social,’ or ‘sustainable,’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time. Cautionary Statement Regarding Forward- Looking ESG or Sustainability Statements. Certain sections in this report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, business and human rights, corporate governance, research and development and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our current “Future in Action” climate action and nature program, as well as various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to: the extent and pace of climate change, including the timing and manifestation of physical and transition risks; the macroeconomic environment; uncertainty around future climate-related policy and regulations, including the timely implementation and integration of adequate government policies; the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks; changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven; excessive costs and expenses related to acquire and/or develop technology for mitigation; the roll-out of low carbon infrastructure; the availability and adoption of renewable energy in our value chain; the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage; the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data; lack of transparency and comparability of climate-related forward-looking methodologies; variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and reliance on assumptions and future uncertainty. Calculations of forward-looking metrics are complex and require many methodological choices and assumptions. Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations. There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

UNLESS OTHERWISE NOTED, ALL MONETARY FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARS, AS APPICABLE

Copyright Cemex, S.A.B. de C.V. and subsidiaries.

2026 First Quarter Results	Page 18